SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)

Mr. Eric D. Wanger
c/o Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 7, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP NO. 021489109	13D	Page 2 of 10

1. Names of Reporting Person Wanger Investment Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Illinois
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,620,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,674,802

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IA CO

CUSIP NO. 021489109	13D	Page 3 of 10

1. Names of Reporting Person Wanger Long Term Opportunity Fund II, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,620,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,674,802

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) OO PN

CUSIP NO. 021489109	13D	Page 4 of 10

1. Names of Reporting Person WLTOF GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,620,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,674,802

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) HC

CUSIP NO. 021489109	13D	Page 5 of 10

1. Names of Reporting Person Eric D. Wanger

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6. Citizenship or Place of Organization USA
7. Sole Voting Power 54,009
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 54,009
10. Shared Dispositive Power 1,620,793

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,674,802

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 10.5%

14. Type of Reporting Person (See Instructions) IN

CUSIP NO. 021489109	13D	Page 6 of 10

Explanatory Note: Wanger Investment Management, Inc. (“WIM”), Wanger Long Term Opportunity Fund II, LP (“WLTOF”), WLTOF GP LLC (“GP”) and Mr. Eric D. Wanger (“Mr. Wanger,” and, together with WIM, WLTOF and GP, each a “Reporting Person” and together the “Reporting Persons”) filed a beneficial ownership report with respect to the common stock of AltiGen Communications, Inc., a Delaware corporation (the “Issuer”) on a Schedule 13D filed on December 12, 2008 (the “Previous Schedule 13D”).  This Schedule 13D reflects a material change in the disclosures made in Item 4 of the Previous Schedule 13D, as required pursuant to Regulation 13D.  See Item 6 for details concerning the relationships between WIM, WLTOF, GP and Mr. Wanger.

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”) of the Issuer, whose principal executive offices are at 4555 Cushing Parkway, Fremont, California 94538.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the Reporting Persons.

A.	Wanger Investment Management, Inc.

	(i)	Name of Person Filing:	Wanger Investment Management, Inc. (“WIM”)

	(ii)	Organization:	Delaware corporation

	(iii)	Principal Business:	Investment management

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	Wanger Long Term Opportunity Fund II, LP

	(i)	Name of Person Filing:	Wanger Long Term Opportunity Fund II, LP (“WLTOF”)

	(ii)	Organization:	Delaware limited partnership

	(iii)	Principal Business:	Private investment fund

	(iv)	Address of Principal Office:	c/o Wanger Investment Management, Inc. 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

CUSIP NO. 021489109	13D	Page 7 of 10

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

C.	WLTOF GP LLC

	(i)	Name of Person Filing:	WLTOF GP LLC (“GP”)

	(ii)	Organization:	Delaware limited liability company

	(iii)	Principal Business:	General partner of private investment fund

	(iv)	Address of Principal Office:	c/o Wanger Investment Management, Inc. 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

D.	Eric D. Wanger

	(i)	Name of Person Filing:	Eric D. Wanger (“Mr. Wanger”)

	(ii)	Residence or Business Address:	c/o Wanger Investment Management, Inc. 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(iii)	Present Occupation:	Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D were purchased by WLTOF and Mr. Wanger in the open market at then-prevailing market prices, with the exception of Mr. Wanger’s holdings of options to acquire shares of Common Stock, which were granted to him in his capacity as director of the Issuer, as described in Item 5(a).  WLTOF’s funds used to acquire shares of Common Stock were drawn from its working capital.  Mr. Wanger’s funds used to acquire shares of Common Stock were drawn from his personal assets.

CUSIP NO. 021489109	13D	Page 8 of 10

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock which they own (see Item 5) for the purpose of making a significant investment in the Company.  In light of the recent decline in the price of the Common Stock and the significant expense of maintaining the Company’s status as a public company, the Reporting Persons believe that there are opportunities to significantly improve the Issuer's performance and strategic direction, as well as the value of their investment.  Accordingly, the Reporting Persons intend to continue to engage in discussions with the Issuer’s board of directors and management concerning the business and strategic direction of the Issuer.  The Reporting Persons may also engage in discussions with other shareholders of the Issuer to discuss matters of mutual interest, including without limitation discussions regarding the strategic direction of the Issuer and opportunities to enhance shareholder value.  The Reporting Persons may pursue various strategies, including without limitation: (i) continuing to acquire shares of Common Stock in NASDAQ brokerage transactions or in private transactions if appropriate opportunities to do so are available, on such terms and at such times as the Reporting Persons consider desirable, thereby continuing to build a significant minority equity investment in the Company; (ii) causing one or more of the Reporting Persons or a subsidiary or affiliate of one or more of the Reporting Persons (a “Reporting Person Party”) to seek to acquire additional shares of the Issuer’s common stock in a cash tender offer directed to the other shareholders of the Issuer, with the aim of effecting a “going private” transaction with respect to the Company; and (iii) proposing a merger or similar transaction of the Company with and into a Reporting Person Party, with the aim of effecting a “going private” transaction with respect to the Company.

The Reporting Persons have not reached any conclusion or determination as to the foregoing. Pending such a conclusion or a determination, the Reporting Persons intend to continue to hold the shares of Common Stock which they own as an investment.  The Reporting Persons intend continuously to review their investment in the Company and may in the future change their present course of action and decide to pursue one of the alternatives discussed in the first paragraph of this Item 4.  In pursuing such alternatives, the Reporting Persons may seek control of the Company or may merely seek to increase their investment in the Company without obtaining control.  The Reporting Persons may also determine to dispose of all or a portion of the shares of Common Stock which they now own or may hereafter acquire.  In reaching any conclusion or determination as to the foregoing, the Reporting Persons will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company (including, but not limited to, the opinions of the Company’s board of directors and management), other business opportunities available to the Reporting Persons and their affiliates, developments with respect to the Reporting Persons' business and the business of their affiliates, general economic conditions and stock market conditions.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a):
To the knowledge of the Reporting Persons, there were 15,885,480 shares of Common Stock outstanding as of December 22, 2008, based on the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008. The Reporting Persons beneficially own 1,674,802 shares of Common Stock, including 16,665 shares issuable upon exercise of options to acquire shares of Common Stock held by Mr. Wanger and exercisable as of the date hereof or within 60 days of the date hereof. Based upon the foregoing, the 1,674,802 shares reported herein as beneficially owned by the Reporting Persons constitute 10.5% of the outstanding shares of Common Stock and consist of the following:

(i)	1,620,793 shares of Common Stock held by WLTOF;

(ii)	37,344 shares of Common Stock held by Mr. Wanger; and

(iii)
16,665 shares of Common Stock issuable upon exercise of options to acquire shares of Common Stock, which options are held by Mr. Wanger and exercisable as of the date hereof or within 60 days of the date hereof.

CUSIP NO. 021489109	13D	Page 9 of 10

As a director of the Issuer, Mr. Wanger has received options to purchase a total of 40,000 shares of Common Stock pursuant to (1) a Stock Option Agreement, dated January 22, 2007, between the Issuer and Mr. Wanger, granting options to purchase 20,000 shares of Common Stock (the “January 2007 Option Grant”) and (2) a Stock Option Agreement, dated November 15, 2007, between the Issuer and Mr. Wanger, granting options to purchase 20,000 shares of Common Stock (the “November 2007 Option Grant”).

The options granted to Mr. Wanger pursuant to the January 2007 Option Grant vest and become exercisable as follows: options to purchase 5,000 shares vested on January 22, 2008 and options to purchase 416 shares vested and continue to vest on the 22nd day of each month thereafter.  As of the date hereof, options to purchase 10,416 such shares have vested and are exercisable, or will vest and be exercisable within 60 days of the date hereof.  Accordingly, 10,416 of such Common Shares are included in Item 5(a)(iii) above.

The options granted to Mr. Wanger pursuant to the November 2007 Option Grant vest and become exercisable as follows: options to purchase 5,000 shares vested on November 15, 2008 and options to purchase 416 shares vested and continue to vest on the 22nd day of each month thereafter.  As of the date hereof, options to purchase 6,249 shares have vested and are exercisable, or will vest and be exercisable within 60 days of the date hereof.  Accordingly, 6,249 of such Common Shares are included in Item 5(a)(iii) above.

Excluded from the figures listed above in this Item 5(a) are options to purchase 23,335 shares of Common Stock as to which Mr. Wanger’s right to exercise has not vested as of the date of this filing and will not vest within 60 days of the date hereof.

(b)
WLTOF has shared voting and dispositive power with respect to, and is the record owner of, 1,620,793 shares of Common Stock and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”).

WIM manages investment portfolios for clients including WLTOF.  In that capacity, WIM has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the 1934 Act.   Except for such deemed beneficial ownership, WIM does not own any Common Stock or other equity securities of the Issuer.  WIM disclaims beneficial ownership of the shares of Common Stock reported hereunder.

GP is the general partner of WLTOF.  In that capacity, GP has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of the 1,620,793 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, GP does not own any Common Stock or other equity securities of the Issuer.  GP disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of its beneficial interest in WLTOF.

Mr. Wanger is the President of WIM and the managing member of GP.  In those capacities, Mr. Wanger has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly, is deemed to be the beneficial owner of the 1,620,793 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the 1934 Act.  In addition, Mr. Wanger has sole voting and dispositive power over the 37,344 shares of Common Stock and options to acquire additional shares of Common Stock that he holds and accordingly is deemed to be the beneficial owner of 54,009 shares of Common Stock, for purposes of Section 13(d) of the 1934 Act.  Mr. Wanger disclaims beneficial ownership of the shares of Common Stock reported hereunder, with the exception of: (a) his direct holdings of (1) 37,344 shares of Common Stock and (2) options presently exercisable, or exercisable within 60 days of the date hereof, to acquire an aggregate of 16,665 shares of Common Stock; and (b) shares of Common Stock held by WLTOF, except to the extent of his beneficial interest in WLTOF.

Except as set forth below, as of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock other than the shares beneficially owned by the Reporting Persons and reported herein.

(c)
Since the filing of the Previous Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons.   As described in Item 5(a), however, certain of Mr. Wanger’s options to purchase Common Stock vest on a monthly basis.

CUSIP NO. 021489109	13D	Page 10 of 10

(d)
No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.  Each of the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of, such Common Stock only to the extent of its beneficial interest in such shares of Common Stock.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to (a) WIM’s investment advisory relationship with WLTOF, (b) Mr. Wanger’s participation in the management of WIM, GP, and WLTOF, and (c) Mr. Wanger’s options to purchase shares of Common Stock pursuant to the January 2007 Option Grant and the November 2007 Option Grant, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

  Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

99.1	Form of Stock Option Agreement (incorporated by reference to exhibit filed with the Issuer’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999).
99.1	Joint Filing Agreement by and among the Reporting Persons dated as of January 7, 2009.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2009

WANGER INVESTMENT MANAGEMENT, INC.

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	President

WANGER LONG TERM OPPORTUNITY FUND II, LP

By:	WLTOF GP LLC
Title:	General Partner

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

WLTOF GP LLC

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

/s/ Eric D. Wanger
ERIC D. WANGER, individually

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to AltiGen Communications, Inc. common stock, par value $0.001 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: January 7, 2009

WANGER INVESTMENT MANAGEMENT, INC.

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	President

WANGER LONG TERM OPPORTUNITY FUND II, LP

By:	WLTOF GP LLC
Title:	General Partner

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

WLTOF GP LLC

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

/s/ Eric D. Wanger
ERIC D. WANGER, individually